Exhibit 21

LIST OF SUBSIDIARIES OF DALLASNEWS CORPORATION

(As of December 31, 2024)

Subsidiary	State or Jurisdiction of Incorporation
A. H. Belo Management Services, Inc.	Delaware
Belo Lead Management LLC*	Delaware
NewsRight, LLC*	Delaware
AHC California Dispositions, Inc.	Delaware
AHC California Properties, LLC	Delaware
AHC Dallas Properties, LLC	Delaware
Distribion, Inc.	Delaware
CDFX, LLC	Delaware
Vertical Nerve, Inc.	Delaware
Belo Enterprises, Inc.	Delaware
Belo Interactive, Inc.	Delaware
Belo Investments II, Inc.	Delaware
Belo Company (The)	Delaware
Cubic Creative, Inc.	Texas
Dallas Morning News, Inc. (The)	Delaware
DMI Acquisition Sub, Inc.	Delaware
Fountain Street Corporation	Rhode Island
Medium Giant Company, Inc.	Delaware
Providence Journal Company (The)	Delaware

*Non-wholly owned